FORM 6-K/A

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                          For the month of July, 2002

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

The registrants have caused this amended report to be filed pursuant to Rule 12b-15 in order to amend the arrears analysis of non-repossessed mortgage loans contained in the report filed on 23 August 2002.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                    GRANITE MORTGAGES 02-1 PLC


                                    By:           /s/  Clive Rakestrow
                                    -----------------------------------
                                    Name:  L.D.C. Securitisation Director No. 1
                                    Limited by its authorized person Clive
                                    Rakestrow for and on its behalf
                                    Title:  Director
Date: 25 November 2002

                                    GRANITE FINANCE FUNDING LIMITED


                                    By:         /s/  Nigel  Charles Bradley
                                    ---------------------------------------
                                    Name:  Nigel Charles Bradley
                                    Title:  Director
Date: 25 November 2002

                                    GRANITE FINANCE TRUSTEES LIMITED


                                    By:          /s/  Richard Gough
                                    -------------------------------
                                    Name:  Richard Gough
                                    Title:  Director
Date: 25 November 2002

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 July 2002 - 31 July 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                                85,151
Current Balance                                       (pound)5,214,106,923
Last Months Closing Trust Assets                      (pound)5,199,175,452
Funding share                                         (pound)4,871,722,319
Funding Share Percentage                                        93.43%
Seller Share                                           (pound)342,384,604
Seller Share Percentage                                         6.57%
Minimum Seller Share (Amount)                          (pound)107,144,214
Minimum Seller Share (% of Total)                               2.05%

Arrears Analysis of Non Repossessed Mortgage Loans

xxx                       Number       Principal (pound)    Arrears (pound)  By Principal (%)
< 1 Month                 84,607         5,180,945,509             0                99.36%
> = 1 < 3 Months           444             27,384,208           208,977             0.53%
> = 3 < 6 Months            83             4,743,710            107,659             0.09%
> = 6 < 9 Months            15              919,528             43,284              0.02%
> = 9 < 12 Months           0                  0                   0                0.00%
> = 12 Months               2               113,968              6,728              0.00%
Total                     85,151         5,214,106,923          366,648            100.00%

Properties in Possession

                                     Number             Principal (pound)     Arrears (pound)
Total (since inception)                 2                   54,892                  8700


Properties in Possession                                             1
Number Brought Forward                                               1
Repossessed                                                          0
Sold                                                                 1
Number Carried Forward                                               0
Average Time from Possession to Sale                                161
Average Arrears at Sale                                       (pound)378
MIG Claims Submitted                                                 1
MIG Claims Outstanding                                               1
Average Time from Claim to Payment                                   0
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

xxx                                               Number        Principal (pound)
Substituted this period                           3,943        (pound)249,995,144
Substituted to date (since 26 March 2001)         82,454      (pound)5,240,269,578


CPR Analysis

xxxx                                              Monthly          Annualised
Current Month CPR Rate                             4.51%             42.51%
Previous Month CPR Rate                            3.35%             33.57%


Weighted Average Seasoning (by value) Months                         35.6
Weighted Average Remaining Term (by value) Years                     18.77
Average Loan Size                                             (pound)61,234
Weighted Average LTV (by value)                                     77.17%

Product Breakdown

Fixed Rate (by balance)                                                           32.61%
Flexible - Together (by balance)                                                  19.31%
Variable (by balance)                                                             48.08%
Tracker (by balance)                                                               0.00%
Total                                                                            100.00%

Geographic Analysis

                               Number             % of Total          Value (pound)         % of Total
East Anglia                    2,357                 2.77%              143,387,940            2.75%
East Midlands                  7,495                 8.80%              408,785,983            7.84%
Greater London                10,690                12.55%              926,025,390            17.76%
North                         14,814                17.40%              673,662,614            12.92%
North West                    11,934                14.02%              630,906,938            12.10%
South East                    13,283                15.60%             1,042,299,974           19.99%
South West                     5,993                 7.04%              383,758,270             7.36%
Wales                          3,270                 3.84%              171,544,118             3.29%
West Midlands                  5,384                 6.32%              317,539,112             6.09%
Yorkshire                      9,931                11.66%              516,196,585             9.90%
Total                         85,151                 100%              5,214,106,923            100%


LTV Levels Breakdown

                                       Number           Value (pound)         % of Total
< 10%                                    238               3,649,875               0.07%
> = 10% < 20%                            954               31,284,642              0.60%
> = 20% < 30%                           2,052              90,204,050              1.73%
> = 30% < 40%                           3,372             181,450,921              3.48%
> = 40% < 50%                           4,675             284,690,238              5.46%
> = 50% < 60%                           6,293             416,607,143              7.99%
> = 60% < 70%                           8,030             560,516,494             10.75%
> = 70% < 80%                          11,061             765,952,307             14.69%
> = 80% < 90%                          19,670            1,269,635,036            24.35%
> = 90% < 95%                          18,852            1,091,833,990            20.94%
> = 95% < 100%                          9,937             517,239,407              9.92%
> = 100%                                 17                1,042,821               0.02%
Total                                  85,151            5,214,106,923           100.0%


NR Current Existing Borrowers' SVR                              5.85%
Effective Date of Change                                   1 December 2001

Notes    Granite Mortgages 02-1 plc

                              Outstanding                Rating             Reference Rate             Margin
                                                    Moodys/S&P/Fitch
Series 1
A1                           $568,000,000             Aaa/AAA/AAA               1.96%                  0.10%
A2                         $1,274,400,000             Aaa/AAA/AAA               2.02%                  0.16%
B                             $69,700,000              Aa3/AA/AA                2.19%                  0.33%
C                             $96,500,000             Baa2/BBB/BBB              3.16%                  1.30%
Series 2
A                      (pound)460,000,000             Aaa/AAA/AAA               4.22%                  0.20%
B                       (pound)16,200,000              Aa3/AA/AA                4.37%                  0.35%
C                       (pound)22,500,000             Baa2/BBB/BBB              5.32%                  1.30%
D                       (pound)15,000,000             Ba2/BB+/BB+               8.52%                  4.50%
Series 3
A                       (euro)600,000,000             Aaa/AAA/AAA               5.15%              Fixed to 04/07
B                        (euro)21,100,000              Aa3/AA/AA                3.76%                  0.30%
C                        (euro)29,300,000             Baa2/BBB/BBB              4.71%                  1.30%


Credit Enhancement

                                                                               % of Funding Share
Class B Notes ((pound)Equivalent)                     (pound)78,633,262               1.61%
Class C Notes ((pound)Equivalent)                     (pound)108,993,167              2.24%
Class D Notes                                         (pound)15,000,000               0.31%


Granite Mortgages 02-1 Reserve Fund Requirement       (pound)34,372,240               0.71%
Balance Brought Forward                               (pound)34,372,240               0.71%
Drawings this Period                                      (pound)0                    0.00%
Reserve Fund Top-up this Period*                          (pound)0                    0.00%
Excess Spread                                             (pound)0                    0.00%
Current Balance                                       (pound)34,372,240               0.71%
--------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.


Funding Reserve Balance            (pound)11,190,645               0.23%
Funding Reserve %                          0.5%                      NA